UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) or (g) oF

THE SECURITIES EXCHANGE ACT oF 1934

REGIONAL HEALTH PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Georgia	81-5166048
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

454 Satellite Boulevard, NW Suite 100 Suwanee, Georgia (Address of principal executive offices)	30024 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Series E Redeemable Preferred Shares, no par value

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

On February 13, 2023, the board of directors (the “Board”) of Regional Health Properties, Inc. (the “Company”) declared a dividend of one one-thousandth (1/1000th) of a share of the Company’s Series E Redeemable Preferred Shares, no par value per share (the “Series E Preferred Stock”), for each outstanding share of the Company’s common stock, no par value per share (the “Common Stock”), payable on February 28, 2023 to shareholders of record at 5:00 p.m. Eastern Time on February 27, 2023 (the “Dividend Record Date”). The following is a summary of the material terms and provisions of the Series E Preferred Stock.

General; Transferability

Shares of Series E Preferred Stock will be uncertificated and represented in book-entry form. No shares of Series E Preferred Stock may be transferred by the holder thereof except in connection with a transfer by such holder of any shares of Common Stock held by such holder, in which case a number of one one-thousandth (1/1,000th) of a share of Series E Preferred Stock equal to the number of shares of Common Stock to be transferred by such holder will be automatically transferred to the transferee of such shares of Common Stock.

Voting Rights

Each share of Series E Preferred Stock will entitle the holder thereof to 1,000,000 votes per share (and, for the avoidance of doubt, each fraction of a share of Series E Preferred Stock will have a ratable number of votes). Thus, each one-thousandth of a share of Series E Preferred Stock will entitle the holder thereof to 1,000 votes. The outstanding shares of Series E Preferred Stock will vote together with the outstanding shares of Common Stock of the Company as a single class exclusively with respect to (1) any proposal submitted to holders of Common Stock to approve an amendment to the Company’s Amended and Restated Articles of Incorporation, as currently in effect, to (A) (i) reduce the liquidation preference of the Company’s 10.875% Series A Cumulative Redeemable Preferred Shares, no par value per share (the “Series A Preferred Stock”), to $5.00 per share, (ii) eliminate accumulated and unpaid dividends on the Series A Preferred Stock, (iii) eliminate future dividends on the Series A Preferred Stock, (iv) eliminate penalty events and the right of holders of Series A Preferred Stock to elect directors upon the occurrence of a penalty event, (v) reduce the redemption price of the Series A Preferred Stock in the event of an optional redemption to $5.00 per share, (vi) reduce the redemption price of the Series A Preferred Stock in the event of a “change of control” to $5.00 per share and (vii) change the voting rights of holders of Series A Preferred Stock when voting as a single class with any other class or series of stock to one vote per $5.00 liquidation preference and (B) temporarily increase the authorized number of shares of the Company to 61,000,000 shares, consisting of 55,000,000 shares of common stock and 6,000,000 shares of preferred stock, and subsequently decrease the authorized number of shares of the Company to 60,000,000 shares, consisting of 55,000,000 shares of common stock and 5,000,000 shares of preferred stock (collectively, the “Common Charter Amendment Proposal”), and (2) any proposal to approve the adjournment of any meeting of shareholders called for the purpose of voting on the Common Charter Amendment Proposal (the “Adjournment Proposal”). The Series E Preferred Stock will not be entitled to vote on any other matter, except to the extent required under the Georgia Business Corporation Code.

Unless otherwise provided on any applicable proxy card or voting instructions with respect to the voting on the Common Charter Amendment Proposal or the Adjournment Proposal, the vote of each share of Series E Preferred Stock (or fraction thereof) entitled to vote on the Common Charter Amendment Proposal, the Adjournment Proposal or any other matter brought before any meeting of shareholders held to vote on the Common Charter Amendment Proposal and the Adjournment Proposal shall be cast in the same manner as the vote, if any, of the share of Common Stock (or fraction thereof) in respect of which such share of Series E Preferred Stock (or fraction thereof) was issued as a dividend is cast on the Common Charter Amendment Proposal, the Adjournment Proposal or such other matter, as applicable, and the proxy card or voting instructions with respect to shares of Common Stock held by any holder on whose behalf such proxy card or voting instructions is submitted will be deemed to include all shares of Series E Preferred Stock (or fraction thereof) held by such holder. Holders of Series E Preferred Stock will not receive a separate proxy card or opportunity to cast votes with respect to the Series E Preferred Stock on the Common Charter Amendment Proposal, the Adjournment Proposal or any other matter brought before any meeting of shareholders held to vote on the Common Charter Amendment Proposal.

Dividend Rights

The holders of Series E Preferred Stock, as such, will not be entitled to receive dividends of any kind.

Liquidation Preference

The Series E Preferred Stock will rank senior to the Common Stock as to any distribution of assets upon a liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily (a “Dissolution”). The Series E Preferred Stock will rank junior to the Series A Preferred Stock as to any distribution of assets upon a Dissolution. Upon any Dissolution, each holder of outstanding shares of Series E Preferred Stock will be entitled to be paid out of the assets of the Company available for distribution to shareholders, after the distribution to the holders of Series A Preferred Stock and prior and in preference to any distribution to the holders of Common Stock, an amount in cash equal to $0.01 per outstanding share of Series E Preferred Stock.

Redemption

All shares of Series E Preferred Stock that are not present in person or by proxy at any meeting of shareholders held to vote on the Common Charter Amendment Proposal and the Adjournment Proposal as of immediately prior to the opening of the polls on the Common Charter Amendment Proposal at such meeting (the “Initial Redemption Time”) will automatically be redeemed by the Company at the Initial Redemption Time without further action on the part of the Company or the holder of shares of Series E Preferred Stock (the “Initial Redemption”). Any outstanding shares of Series E Preferred Stock that have not been redeemed pursuant to an Initial Redemption will be redeemed in whole, but not in part, (i) if such redemption is ordered by the Board in its sole discretion, automatically and effective on such time and date specified by the Board in its sole discretion or (ii) automatically upon the approval by the Company’s shareholders of the Common Charter Amendment Proposal at any meeting of shareholders held for the purpose of voting on such proposal.

Each share of Series E Preferred Stock redeemed in any redemption described above will be redeemed for no consideration.

Miscellaneous

The Series E Preferred Stock is not convertible into, or exchangeable for, shares of any other class or series of stock or other securities of the Company. The Series E Preferred Stock has no stated maturity and is not subject to any sinking fund. The Series E Preferred Stock is not subject to any restriction on the redemption or repurchase of shares by the Company while there is any arrearage in the payment of dividends or sinking fund installments.

The Articles of Amendment Establishing Series E Redeemable Preferred Shares (the “Articles of Amendment”) was filed with the Secretary of State of the State of Georgia and became effective on February 14, 2023. The foregoing description of the Series E Preferred Stock is qualified in its entirety by reference to the Articles of Amendment, which is filed as Exhibit 3.1 hereto and is incorporated herein by reference.

Item 2.	Exhibits.

The following exhibit is filed as a part of this Registration Statement:

Exhibit No.	Description

3.1	Articles of Amendment Establishing Series E Redeemable Preferred Shares, effective February 14, 2023 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 17, 2023)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 17, 2023	Regional Health Properties, Inc.

	By:	/s/ Brent Morrison
	Name:	Brent Morrison
	Title:	Chief Executive Officer and President